Exhibit 12.1
BFC Financial Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Fixed charges:
Interest	$46,230	$37,212	$166,608	$146,062	$88,901	$113,385	$151,878
Eliminate BankAtlantic Bancorp and and Levitt	(46,218)	(37,200)	(166,578)	(144,980)	(87,730)	(112,222)	(150,725)
Pre-tax 5% Preferred stock dividends	306	306	1,221	1,221	638	—	—

	$318	$318	$1,251	$2,303	$1,809	$1,163	$1,153

Earnings (loss):
Income from continuing operations before income tax	$(2,813)	$8,153	$12,179	$146,553	$173,326	$84,724	$54,956
Eliminate BankAtlantic Bancorp and Levitt	1,471	(9,868)	(19,043)	(155,225)	(174,890)	(90,455)	(59,311)
Eliminate other partnerships	7	9	67	14	(4,114)	3,213	1,427
BankAtlantic Bancorp/BankAtlantic and Levitt dividends	607	568	2,350	2,191	1,925	1,686	1,581
Fixed charges	318	318	1,251	2,303	1,809	1,163	1,153
5% Preferred stock dividends	(188)	(188)	(750)	(750)	(392)	—	—

	$(598)	$(1,008)	$(3,946)	$(4,914)	$(2,336)	$331	$(194)

Ratio	—	—	—	—	—	0.28	—

Coverage deficiency	$916	$1,326	$5,197	$7,217	$4,145	$—	$1,347